Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

A historic quarter – Q1 2026 letter to investors

The first quarter of 2026 delivered landmark moments for the Fundrise platform and portfolio, even as global uncertainty rose sharply.

Apr 8, 2026



The first quarter of 2026 was a memorable one across the entire Fundrise platform, starting with the public launch of RealAI, and followed by the historic listing of the Fundrise Innovation Fund (VCX) on the New York Stock Exchange.

Of course, there were significant new developments outside the platform as well, namely the materially-increased levels of global macroeconomic uncertainty brought on by the war in Iran.

The combined impact of these developments were varied. The Innovation Fund (VCX) saw an initial listing that exceeded even our most optimistic expectations (more on this below).

Meanwhile, the Flagship Fund (our largest and most diversified real estate equity fund) delivered a Q1 net return of approximately 10.12%[1] in just one quarter, driven in part by opportunistic investments in AI technology and an increasing focus on data centers and AI infrastructure.

The Income Fund, which is distinct from most other private credit funds because of its unique focus on real estate-backed fixed income investments, continued to be a model of consistency – maintaining its 8% annual distribution rate[2] – while also capturing additional upside appreciation through the quarter as well.

At the same time, the outbreak of war brought with it a sharp spike in uncertainty that worked its way through global markets, impacting everything from the price of oil to long-term interest rates. This had a chilling effect on most all assets, driving down stock prices, while also negatively impacting real estate asset valuations.

VCX listing

As we've shared previously, we believe the listing of the Fundrise Innovation Fund (now VCX) was a historic moment not just for shareholders in the Fund, but for the core idea behind Fundrise itself – that fundamentally, individuals deserve access to the same high-quality investments that have driven the returns of institutions and the ultra wealthy for years.

Though Fundrise launched with this mission almost 15 years ago, the successful listing of VCX squarely planted the simple, yet radical, idea directly in front of a much wider and more diverse audience than ever before.

Despite our strong convictions, many of you know that we received a great deal of skepticism around the listing, with many critics confidently asserting that there would be little interest from the public market. Many, including some of the proclaimed experts in the industry, also told us it was a bad idea because the Fund would inevitably trade poorly.

At this point, we feel it's safe to say that they were wrong.

But, ultimately, it isn't the trading price over any near term period that matters. As Buffet would say, the market is a voting machine in the short run, but a weighing machine in the long run. Our job, as managers, is to deliver long-term performance by continuing to invest in the best private technology companies.

> ***As one investor put it, for maybe the first time ever, the individual retail investor got to be on the right side of the trade.***

What *does* matter is that 100k individual investors in the Fund were given the opportunity to participate in this milestone. And while we hope that the success of VCX ultimately translates to good outcomes for the broader Fundrise platform, the real tangible benefits of the listing went entirely to individual investors, those of you who helped create Fundrise in the first place – not us as the management team, and most importantly not a bunch of hedge funds and institutional investors seeking to flip shares and make a quick buck. As one investor put it, for maybe the first time ever, the individual retail investor got to be on the right side of the trade.

We've also been humbled to receive an outpouring of personal notes and letters from investors who've shared their remarkable stories of what the success of the listing has meant for them. Some shared that they experienced financial returns that have been life changing in nature; retiring parents, getting rid of long-standing debt, or paying for their entire weddings!

This is why we started Fundrise in the first place, and it's these stories that drive our team to do what we do.

Flagship Fund breakout

At the same time, despite the broader macroeconomic uncertainty, the real estate portfolio continued to march along, with the Flagship Fund in particular seeing a breakout quarter, delivering a net return of over 10%.

This was in no small part due to an opportunistic investment into the Innovation Fund, as well as recent fixed-income investments such as this data-center backed loan outside Dallas, TX.

As we've shared before, the Fund is currently going through a transition period as many of its assets have reached maturity in their respective business plans, and it is now deploying into new strategies focused around AI infrastructure and data centers.

We feel strongly that AI is as transformative a technology as electricity, a secular shift larger than most anything we've witnessed in the past 100 years. While this has shown up in the growth rates of AI companies and returns to those invested in them (see VCX), it is also manifesting in other industries, including the real estate industry, as new infrastructure and data center development becomes increasingly critical to fuel the surging AI demand.

We've long said that our focus in real estate is to identify the large, multi-decade macroeconomic drivers and deploy into the assets most likely to be positively impacted by them, and AI is perhaps the largest example of this we've experienced in our careers.

Accordingly, we expect to continue to rotate out of some of our more mature assets and deploy further into the sector, where today we believe the risk-adjusted returns far exceed most every other real estate strategy.

Why our private (real estate) credit is not like the others

As we covered in another recent update, there's been an increasing focus in the news on "private credit" funds, due to concerns that the underlying loans in which these funds have invested may not be sound.

As most of our investors know, while the Income Fund and several of our other Fundrise managed funds *do* invest in fixed income structured investments, our portfolio is entirely different from these other private credit funds making headlines. This is very plainly because we invest in private *real estate* credit…or in other words, we invest in loans and fixed income investments backed by real physical property and *not* operating businesses as the mainstream industry does.

Contrary to many of these other funds, we continue to feel extremely confident in not only the health of the existing portfolio but in the uniquely attractive opportunity that continues to exist in these types of real estate-backed fixed income investments.

Real estate, in our opinion, continues to be priced at relative lows, and real estate capital markets continue to be undersupplied. The net result is that we are able to fund investments at what we feel are extremely attractive cost bases, backed by property that we would be happy to own long-term, while achieving priority returns that regularly land between 10-14% all-in.

Though we've now said it many times before, it bears repeating that today's preferred equity market is producing as attractive a return for real estate as we've seen in our 15+ years running the business.

Uncertainty and war

We would not be accurately reflecting the state of affairs today without spending at least some time recognizing the significant impact the war in Iran has had on global markets.

We do not presume to be experts in world affairs, nor do we know where the near-term direction of the war itself is headed, or what the long-term second and third order consequences may be, but what is certain is that the market has moved to an extremely defensive position with interest rates rising rapidly and capital markets slowing dramatically.

The fear of course, beyond the potential for a full-blown global war, is the long-term impacts of having 20% of the world's oil and other critical commodities completely shut off. Much has been written on this, so we will not waste anyone's time by repeating that which experts with far more experience and knowledge than us have spent thousands of hours already covering.

Regardless of predictions, the reality for us and our investors is that borrowing costs have risen dramatically. The ten year treasury has jumped from 3.96% to 4.35% in just over a month, while capital markets have all but froze. Investors are putting a huge risk premium on anything that actually needs to transact today, or in other words, they want to see a steep discount to whatever price they may have been willing to pay only a few weeks before the war.

The impact on the Fundrise portfolio is higher discount rates, and lowered valuations (at least so long as this level of uncertainty exists), as can be seen in the quarterly performance for some of the smaller real estate focused funds.

Why can a short-term decline in share price be a good thing?

The vast majority of investors on Fundrise are long-term investors, planning to hold their positions for 7 to 10 years, or longer. In fact, many of our investors comment to us that they don't really bother to (or want to) look at performance on a quarter to quarter basis.

For this investor (who likely represents 80%+ of those on the platform) having valuations (and share prices) fall in times such as these is a good thing. Why? Because if you intend to stay invested and continue to actively invest, you want to make sure that the small percentage of investors who are choosing to redeem early are paying the accurate discount to do so. The near term drop in share price, means those leaving the platform and selling their shares back to the fund are doing so at a price that ends up benefitting the long-term investor (if values return).

We hope, like everyone, that the war in Iran is short-lived. First and foremost, because war is a terrible thing. But we also hope that as the situation de-escalates, risk premiums will decline, and markets return to where they were prior to all of this occurring.

In such a situation (all else being held equal), we would likely expect to see valuations and share price accordingly recover. For the investor who was planning to hold through this period regardless, it means that they own that much more of the same assets, thanks to those who redeemed early doing so at a discounted price.

It's counterintuitive at first, but a concept that many of our longest-term investors embrace firmly.

Looking ahead

We typically end all of our investor letters looking ahead and sharing with investors our views on where the macroeconomy and our own portfolio may be heading. It's an exercise that always feels a bit ironic given we tend to invest from a position of recognizing that it's dangerous to get overconfident in one's ability to predict the future.

After a momentous first quarter, it feels today as if the spectrum of outcomes in front of us is as wide and varied as it's been at any point in the history of the company. We are in the midst of the first military conflict in decades that arguably has the very real potential to spill over into a full fledged global war, while also propelling the entire world economy into recession.

At the same time, companies like Anthropic and OpenAI both seem to be confident that we are rapidly approaching AGI – a world where AI intelligence vastly outperforms humans, completely upending the norms about everyday life that have been in place since the industrial revolution.

Massive downside risk with extreme upside potential. Global depression or a singularity driven explosion of living standards – how does one prepare for both?

Though we're cognizant of the naïveté of the sentiment, we believe that it's our responsibility to do the best we can to position the portfolio and our investors for the potential of either outcome.

Through VCX and the Flagship Fund we are aiming to capture for our investors a meaningful portion of the massive value creation being driven by AI. Meanwhile the core real estate portfolio, and our real estate private credit strategy aim to act as a defensive barrier shielding investors from a world of rising unemployment, slowing growth, and a demand shock driven downturn; both stand to benefit if rates fall significantly.

Every few years, we reach certain milestones that feel more significant in some ways – marks of having fulfilled another major step in what may be an endless pursuit of the bigger vision. This past quarter has felt like one of those milestones, and as always, we are extremely appreciative of the support and confidence all our investors have given us.

Onward.

1. This return figure represents the total return for Q1 2026, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The average annual total return for the Fundrise Real Estate Interval Fund (the "Flagship Fund") for 2025 and since inception is 1.3% and 5.8%, respectively.

2. As of April 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Additional Information: An investor in the Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

Additional Information: An investor in the Fundrise Income Real Estate Fund (the "Income Fund") should consider the investment objectives, risks, and charges and expenses of the Income Fund carefully before investing. The Income Fund's prospectus contains this and other information about the Income Fund and may be obtained here. Investors should read the prospectus carefully before investing.